Exhibit 8.3

By e-mail and by post
Exmar Energy Partners LP	Xavier Gillot°
Room 3206, 32nd Floor	Lawyer
Lippo Center, Tower Two	T +32 2 533 52 54
No 89 Queensway	F +32 2 533 51 05
Hong Kong	xavier.gillot@stibbe.com

Stibbe
Central Plaza
Rue de Loxum 25 / Loksumstraat 25
1000 Brussels
Belgium
www.stibbe.com

Our ref.
2030794
Date
23 September 2014

Belgian tax opinion

Dear Sir/Madam,

We have acted as special counsel to the Company Exmar Energy Partners LP (hereinafter referred to as the “Company”) for the purpose of rendering an opinion as to certain statements relating to Belgian tax law included in the prospectus on the envisaged offering by the Company of common units representing limited partner interests (hereinafter referred to as the “Prospectus”).

For the purpose of this opinion, we have reviewed the relevant Belgian tax statements referred to above, which are all attached as Annex no. 1 to the present opinion. Terms defined in the Prospectus have (unless the context otherwise requires or unless expressly defined herein) the same meanings when used in this letter.

Assumptions

1.              In reviewing the Prospectus and in rendering this opinion, we have, with your consent, assumed:

(a)         the due incorporation and valid existence under all applicable laws of all the parties to the operations and transactions described in the Prospectus;

(b)         the capacity, power and due authorisation of, and the fulfilment of all authorisation procedures by, each of the parties to execute, deliver and perform its obligations under, or described in, the Prospectus;

The practice in Belgium is conducted by Stibbe cvba/scrl, advocatenassociatie/association d’avocats (registered under number 0429 914 688 - RPM Brussels). The general conditions of Stibbe cvba/scrl apply and include a clause on limitation of our liability. The general conditions are available on www.stibbe.com and, upon request, they can be sent to you free of charge.

°bvba / sprl

(c)          the legal capacity (handelingsbekwaamheid/capacité) of all individuals signing any of the documents required by the Prospectus and for the purpose of implementing the operations described in the Prospectus;

(d)         the genuineness of all signatures on, and the authenticity and completeness of, all documents submitted to us whether as originals or copies and that such documents have since their execution not been amended, terminated or revoked;

(e)          that there has not been any mistake of fact, fraud, duress or undue influence by or among (any of) the parties to any of the operations or transactions described in or otherwise reflected by the Prospectus;

(f)           that the Prospectus reflects the full and real intentions of the parties and represents and contains the entirety of the transactions that will be entered into between the parties to the operations described in or otherwise reflected by the Prospectus, and that there are no agreements or arrangements and that there have not been any actions, facts or other matters which annul, revoke, rescind, cancel, terminate, amend, replace, restate, alter, supplement, supersede or otherwise affect (the information contained in) the Prospectus;

(g)          that there are no contractual, legal, regulatory or other restrictions (other than arising under Belgian law), binding on any of the parties to the operations described in the Prospectus or any other person or facts or circumstances other than those expressly referred to herein which would affect the conclusions stated in this opinion;

(h)         the exact conformity to the originals of all documents submitted to us as photocopies, facsimile copies or e-mail copies;

(i)             the due execution by each of the parties of each of the documents to which it is or will be a party to any transaction described in or otherwise reflected by the Prospectus;

(j)            that both the Company and the Operating Company have their tax residency exclusively in Hong Kong for both tax treaty and Belgian and Hong Kong domestic tax law purposes, that they are subject to the ordinary Hong Kong corporate income tax regime and that they do not have a permanent establishment or any other taxable presence in Belgium;

(k)         that Excelsior BVBA and Excelerate NV are Belgian companies that have their tax residency exclusively in Belgium for both tax treaty and domestic tax law purposes, and that they have at all times met, satisfied and/or fulfilled, any and all formal and/or material conditions in order to be subject to the Belgian tonnage tax regime laid down in the Articles 115 to 120 of the Belgian Programme Law of 2 August 2002, as amended from time to time;

(l)             that Explorer NV and Express NV are Belgian companies that have their tax residency exclusively in Belgium for both tax treaty and domestic tax law purposes, that they do not have a permanent establishment or any other taxable presence outside of Belgium and that they are subject to Belgium’s ordinary corporate income tax regime;

(m)     that Explorer NV and Express NV meet, and have at all times met, satisfied and or fulfilled, any and all formal and/or material conditions in order to apply and maintain the special investments deduction laid down in Article 123 of the Belgian Programme Law of 2 August 2002, as amended from time to time;

(n)         that the documents and transactions described in or otherwise reflected by the Prospectus are entered into (i) on at arm’s length commercial terms and for full value, (ii) without any intent to defraud or harm (including as to the interests of creditors), (iii) for bona fide commercial reasons and (iv) without a motivation to avoid taxes;

(o)         that to the extent the opinion set out below requires the completion of certain transactions or actions by the parties to the documents, the parties to the documents will observe, perform and accept all legal consequences resulting from the terms of the documents, which we assume set out the entire understanding of such parties; and

(p)         without prejudice to the foregoing, that all factual elements which are included or otherwise referred to in the Belgian tax statements shown in Annex no. 1 are true and accurate and reflect reality in all material respects.

Limitations

2.              The present opinion is subject to the following limitations:

(a)         the present opinion is confined to and given solely on the basis of Belgian law as it exists at the date hereof and has been interpreted in published case law of the Belgian courts as at the date hereof even in cases where, under Belgian law, any foreign law should be applied and we therefore assume that any applicable law (other than Belgian law) would not affect or qualify the opinion as set out below. We do not express any opinion on the rules of or promulgated under any treaty or by any treaty organization, other than European Union (EU) law provisions having direct effect on Belgian tax law; we equally do not express any opinion on the laws of any jurisdiction other than Belgium or with regard to any other system of law;

(b)         we express no opinion that the future or continued performance of a party’s obligations or the consummation of the transactions described in or otherwise reflected by the Prospectus will not contravene Belgian law or its application;

(c)          in rendering this opinion we have exclusively examined the Prospectus and we have conducted such investigations of Belgian tax law as we have deemed necessary or advisable for the purpose of rendering this opinion;

(d)         we do not express or imply any opinion other than the one set forth sub 3 herein, and this opinion may not be read as extending by implication to any matter not specifically referred to;

(e)          we do not express any opinion on matters of fact or accounting;

(f)           without prejudice to the generality of paragraph 2 (d) above, we do not express any opinion with respect to the accuracy, completeness or any other aspect of any factual statement or assessment, representation and/or warranty pursuant to or in connection with the Prospectus, which we assumed, for the purposes of our opinion, to be accurate and complete;

(g)          we have not verified the accuracy of the facts or statements of foreign law or the reasonableness of any statements of opinion or intention contained in any documents, and have not verified that no material facts or provisions have been omitted therefrom;

(h)         the present opinion speaks as of its date. There is no intention on our part to amend or update this opinion or to notify any of the addressees of this opinion in the event of any changes after the date hereof in any Belgian laws or regulations or its application relevant to this opinion;

(i)             headings are inserted for convenience only and shall be ignored in the interpretation of this opinion;

(j)            in this opinion Belgian legal concepts are expressed in English terms and not in their original “Belgian” terms (i.e. in the French or the Dutch language); the English terms should only be construed as referring to Belgian legal concepts in accordance with Belgian law and not as referring to concepts as they may exist under the laws of other jurisdictions;

(k)         we do not express any opinion as to - and have not verified — the assessment of the risks pertaining to the investment deduction to which Explorer NV and Express NV could be subject; we accept no responsibility in respect of the statement made with respect to this risk in the Prospectus;

(l)             we do not express any opinion regarding - and have not reviewed - the advices given and other information provided any adviser regarding the effective seat of management for tax purposes and the measures to be taken regarding the conduct of affairs of the Company and the Operating Company, as referred to in the Prospectus, so that we do not accept any responsibility as to the advices given or measures recommended regarding the tax residency of the Company and Operating Company in Hong Kong;

(m)     this opinion may only be relied upon on the express conditions (i) that any issues of the interpretation or liability arising hereunder will be governed by Belgian law and be brought before a court in Belgium and (ii) that the aggregate liability of Stibbe shall be limited to the amount of damages covered by and effectively recovered under the professional liability insurance policy concluded by Stibbe and as in effect from time to time, increased by the amount of the excess (franchise) under such policy; and

(n)         this opinion is issued by Stibbe as a legal entity (Stibbe SCRL/CVBA). Stibbe is exclusively responsible for the services provided by its lawyers and its personnel. No person other than Stibbe has or will have any responsibility for the services provided by them on behalf of Stibbe, including in the framework of this opinion.

Opinion

3.              Based upon and subject to the foregoing assumptions and limitations, we confirm that all statements of Belgian tax law contained in the extracts of the Prospectus attached to the present opinion letter as Annex no. 1, constitute the opinion of Stibbe with respect to the matters set forth therein, as at the date of the present opinion letter.

No client-attorney relationship

4.              We accept a duty of care to the addressee in relation to the matters opined on in this opinion letter, but the giving of this opinion is not to be taken as implying that we owe the addressee any wider duty of care in relation to the offering contemplated in the Prospectus or the content of the Prospectus and its commercial and financial implications. Notwithstanding the provision of this opinion, we expressly reserve the right to represent our client (if it so requests) in relation to any matters affecting the Prospectus at any time in the future (whether or not you retain separate advisers on any such matter), and the fact that we have provided this opinion to the addressee shall not be deemed to have caused us to have any conflict of interest in relation to the giving of any such advice. We shall have no obligation to advise the addressee on any of the matters referred to in this opinion. The provision of this opinion to the addressee does not create or give rise to any client relationship between Stibbe and the addressee.

Benefit of opinion

5.              This opinion is furnished to you, and is for your use and reliance in connection with the transactions set forth in the Registration Statement. This opinion may not be relied upon by you for any other purpose or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent. However, this opinion may be disclosed to and relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law, including persons purchasing common units or debt securities pursuant to the Registration Statement, provided that such reliance shall always be subject to such person’s acceptance of (i) the clause on limitation of our liability included in the general conditions of Stibbe cvba/scrl, (ii) the assumptions, limitations and conditions set out in this letter and (iii) the absence of any attorney client relationship between such person and Stibbe.

6.              We accept no liability in respect of this opinion to any person other than the addressee or any person entitled to rely on it in accordance with the previous paragraph.

7.              We hereby consent to the filing of this opinion as an exhibit to the Prospectus and to the use of our name under the captions “Material U.S. Federal Income Tax Consequences” and “Legal Matters” in the Registration Statement. We further consent to the incorporation by reference of this letter and consent into any registration statement filed pursuant to Rule 462(b) under the Securities Act with respect to the common units. By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Yours sincerely,

/s/ Xavier Gillot	/s/ Wim Panis

Xavier Gillot° Gérant Xavier Gillot Avocat SPRL Associé	Wim Panis° Gérant Wim Panis SPRL Associé

Annex:

1.              Relevant tax statements of the F1-document.

that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from regasification, liquefaction or storage activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn (including for this purpose such income earned by our joint ventures) that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (imposed at rates of up to 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a floating LNG infrastructure asset that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a floating LNG infrastructure asset, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, the sale of an LNG infrastructure asset will be considered to occur outside of the United States for this purpose if title to the floating LNG infrastructure asset, and risk of loss with respect to the floating LNG infrastructure asset, pass to the buyer outside the United States. It is expected that any sale of a floating LNG infrastructure asset by us will be considered to occur outside of the United States.

The 4.0% gross basis tax.  If the Section 883 Exemption does not apply and the net basis tax does not apply, we or the Exmar-Excelerate joint ventures would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our or their gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50.0% of any U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Marshall Islands taxation

Based on the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the law of the Republic of the Marshall Islands, because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

Belgium taxation

The following discussion is the opinion of Stibbe SCRL, our adviser as to taxation matters under the laws of Belgium that may be relevant to us and our subsidiaries and joint ventures, insofar as it contains legal conclusions based upon the application of Belgian tax law to our particular factual circumstances.

Belgian corporate income tax regime

Companies and profit-making organizations, organized as a legal entity and having their registered office, main business center or seat of effective management in Belgium, are in principle subject to Belgian corporate income tax.

Belgian resident companies are subject to tax on their worldwide profits. However, profits derived from a foreign branch are, under certain conditions, exempt from Belgian corporate income tax if the branch is established in a country that has concluded a tax treaty with Belgium.

Foreign companies and profit-making organizations carrying out business activities in Belgium through a permanent establishment are subject to non- resident corporate income tax on their Belgian profits.

Both resident companies and Belgian branches of non-resident companies are, in principle, subject to a 33.99% corporate income tax rate.

Tonnage tax regime

Two of our vessel-owning joint ventures, Excelsior BVBA and Excelerate NV, are currently taxed under the Belgian tonnage tax regime. Two of our Belgian joint ventures, Explorer NV and Express NV, have been granted approval to be taxed under the tonnage tax regime effective January 1, 2015. Pursuant to this regime, these vessel-owning joint ventures will be subject to Belgian corporate income tax on a lump-sum basis based upon the net tonnage of the vessels engaged in international maritime transportation rather than the income generated from operating the vessels. The tonnage tax does not apply, however, to income earned by vessels from stationary regasification activities, which is subject to Belgian net income tax at a 33.99% rate.

The tonnage tax regime provides for a lump sum determination of the taxable base. The lump sum taxable base is taxed at the normal corporate income tax rate of 33.99%.

Vessel-owning joint ventures not applying the tonnage tax regime, will be subject to the normal corporate income tax regime.

Investment deduction

Explorer NV and Express NV are presently subject to the Belgian corporate income tax regime. In the past, Explorer NV and Express NV claimed an investment deduction of 30% of the purchase price of the purchased vessel. Belgian companies and Belgian branches of foreign companies can benefit from an investment deduction of 30% of the purchase price of seagoing vessels if the following conditions are met:

•                  The companies exclusively carry out ocean shipping activities:

•                  the exploitation of a sea-going vessel, flying an EU flag, for the transport of goods or persons (i) on international maritime routes or (ii) on routes to and from installations at sea for exploration/exploitation of natural resources, and profits from activities directly linked with these operations;

•                  the exploitation of a sea-going vessel, flying a Belgian flag, for the transport on high seas of dredged/extracted material(s) which originate from the exploration or exploitation of natural resources at sea, if the activities of that vessel during the taxable period consist, for more than 50% of the length of the time that activity was exercised during the concerned taxable period, of the transport of those extracted/dredged material(s) on high seas;

•                  the exploitation of a sea-going vessel, flying a Belgian flag, if the activities of that vessel during the taxable period consist, for more than 50% of the length of the time that activity was exercised during the concerned taxable period, of towage on the high seas which could be regarded as sea transport; and

•                  The seagoing vessels are obtained in new condition or second-hand but are owned for the first time by a Belgian taxpayer.

The investment deduction can be carried forward in case of insufficient profits in a taxable period. The investment deduction carried forward cannot be offset during the period that Explorer NV and Express NV are subject to the Belgian tonnage tax regime. The carried forward investment deduction can only be offset when Explorer NV and Express NV are no longer subject to the Belgian tonnage tax regime. Explorer NV and Express NV have had insufficient taxable profits to benefit from the investment deduction and therefore have carried forward the unused investment deduction.

We have represented to our Belgian tax adviser that Explorer NV and Express NV fulfilled all the required conditions to benefit from the investment deduction. It could be questioned whether the investment deduction would be lost should Explorer NV or Express NV no longer fulfill the conditions at the moment of future use of the investment deduction carried forward. This question results from the lack of explicit confirmation in the legal provisions that such investment deduction carry forwards may effectively be used if the taxpayer does not meet the conditions pertaining to the deduction at the time the deduction is claimed in the tax return. The said legal provisions, however, do not contain any statements to the contrary, and accordingly, the general principle that Belgian tax law must be interpreted strictly applies. As a result and assuming that indeed all required conditions were fulfilled at the time that the right to the investment deduction vested, Stibbe SCRL has assessed the risk as remote that the investment deduction will be lost in case Explorer NV or Express NV would no longer fulfill the conditions at the moment of future use of the investment deduction carried forward.

Withholding tax on dividends paid by our Belgian joint ventures

Under Belgian law, dividends to non-Belgian resident persons are subject to withholding tax at a 25% rate. Under the Agreement Between The Hong Kong Special Administrative Region Of The People’s Republic Of China And The Kingdom Of Belgium For The Avoidance Of Double Taxation And The Prevention Of Fiscal Evasion With Respect To Taxes On Income And On Capital (hereafter the “Hong Kong-Belgium Tax Treaty”), special rules will apply to dividends paid by Explorer NV, Express NV, Excelerate NV and Excelsior BVBA, which are Belgian tax residents, to our Operating Company provided, among other conditions, that our Operating Company is considered to be centrally managed and controlled from Hong Kong. Our Operating Company intends to conduct its business in a manner such that it will have its central management and control in Hong Kong. Please read “—Hong Kong Taxation.” Under the Hong Kong-Belgium Tax Treaty, dividends paid by the Belgian joint ventures to our Operating Company will be subject to a 5% withholding tax until our Operating Company has held at least a 10% interest in the joint venture for an uninterrupted 12-month period. We expect that the 5% withholding rate will not apply to dividends paid by the joint ventures 12 months after transferring Exmar’s interests in the joint ventures to our Operating Company (since the interests in the joint ventures held by our Operating Company will continue to represent at least 25% of their share capital). Thereafter, dividends will be exempt from Belgian withholding tax under the Hong Kong-Belgium Tax Treaty. A domestic exemption from Belgian withholding tax could also apply, provided that all the conditions of article 106(5) of the Royal Decree implementing the Belgian Income Tax Code are met.

Withholding tax on interest payments made by the Exmar-Excelerate joint ventures

Under Belgian Law, interest payments made by a Belgian debtor or a Belgian intermediary are, as a general rule, subject to Belgian withholding tax at a rate of 25%. By application of the bilateral treaty for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital signed between the Kingdom of Belgium and the Kingdom of the Netherlands, as currently in force (hereafter the “Belgium-Netherlands Tax Treaty”), an exemption from Belgian withholding tax could apply to arm’s length interest payments made by the Exmar-Excelerate joint ventures to Exmar Energy Netherlands BV if the latter is considered as an enterprise being the beneficial owner of such interest and if the interest has not arisen from bearer securities representing loans or deposits of sums of money.

Any professional activity exercised in the Netherlands should be considered as an “enterprise” within the meaning of the Belgium-Netherlands Tax Treaty, so that Exmar Energy Netherlands BV should meet this condition. In addition, none of the funding at stake will take the form of bearer security. Further, insofar as required by the Belgium-Netherlands Tax Treaty withholding tax exemption regime, the Exmar-Excelerate joint ventures and Exmar Energy Netherlands BV commit to fulfill the applicable requirements or formalities in order to obtain the withholding tax exemption.

Finally, Exmar Energy Netherlands BV should be considered as (i) acting independently and autonomously, in its own name and for its own account, and (ii) being entitled to have full right to use and enjoy the interest received. Hence, Exmar Energy Netherlands BV should meet the beneficial owner condition imposed by the Belgium-Netherlands Tax Treaty so that the withholding tax exemption should apply.

Besides the withholding tax exemption applicable under the Belgium- Netherlands Tax Treaty, the Directive 2003/49/EC on a common system of taxation applicable to interest and royalty payments made between associated companies of different Member States (hereinafter: the “EU Interest and Royalty Directive”) also provides for a withholding tax exemption applicable to certain interest payments. Article 105, 6° b) of the Royal Decree implementing the Belgian Income Tax Code of 1992 implements this exemption into Belgian domestic law. Under this regulation, interest payments made by the Exmar-Excelerate joint ventures to Exmar Energy Netherlands BV will be exempt from withholding tax provided that they may be considered as resident “affiliated companies” (i.e., direct or indirect participation of at least 25% held for an uninterrupted period of one year), that the Dutch financing company is the beneficiary of the interest payments and that all administrative formalities are fulfilled.

The respective (indirect) participation between the Exmar-Excelerate joint ventures and the Dutch financing company will amount to a least 50% and will be held for more than one year uninterruptedly.

The notions of residence and beneficiary of the income are concepts that must be construed as a matter of fact. Exmar Energy Netherlands BV should qualify as resident beneficiary under the applicable Belgian domestic provision considering that it will meet the various conditions imposed (i.e., in essence, be a genuine finance company that will act autonomously and independently for its own account and in its own name).

Therefore, the interest payments made by the Exmar-Excelerate joint ventures to Exmar Energy Netherlands BV will in principle be exempt from Belgian withholding tax under either the Belgium-Netherlands Tax Treaty or the EU Interest and Royalty Directive (and article 105, 6° b) of the Royal Decree implementing the Belgian Income Tax Code of 1992), without prejudice to a possible attempt of the tax authorities to apply the Belgian general anti-abuse rule (article 344, § 1 Income Tax Code of 1992). Discussions with the Belgian tax authorities regarding the application of this general anti-abuse provision may never be excluded, but sound arguments exist in the present situation to demonstrate that the interest payments should not fall within the scope of application of the anti-abuse provision.

Non-United States tax considerations

Marshall Islands tax consequences

The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distributions treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Belgium tax consequences

The following discussion is the opinion of Stibbe SCRL, our adviser as to taxation matters under the laws of Belgium that may be relevant to prospective unitholders who are persons not resident in Belgium for taxation purposes (hereafter referred to as “Non-Belgian Holders”), insofar as it contains legal conclusions based upon the application of Belgian tax law to our particular factual circumstances.

Taxation of Non-Belgian Holders

Under the Belgian Income Tax Code, prospective unitholders who are persons not resident or individuals not ordinarily resident for tax purposes in Belgium (hereafter referred to as “Non-Belgian Holders”) will not be subject to any taxes in Belgium on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•                  We are not treated as carrying on business in Belgium; and

•                  Either of the following conditions is met:

•                  If such holders are resident in a country that does not have an income tax treaty with Belgium, such holders are not engaged in a Belgian trade or business to which the common units are effectively connected; or

•                  If such holders are resident in a country that has an income tax treaty with Belgium, such holders do not have a permanent establishment in Belgium to which the common units are effectively connected.

Distributions received by a Non-Belgian resident holder through a partnership would be subject to Belgian withholding tax if the partnership would be considered as a Belgian tax resident. While we intend to conduct our affairs in such a manner that our business will not be treated as managed and controlled in Belgium at any time in the future, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. Stibbe SCRL has advised us regarding certain measures we can take to limit the risk that that our business may be treated as managed from or controlled in Belgium. Stibbe SCRL has concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Belgian tax counsel’s advice, which we intend to do, we should not be treated as a Belgian tax resident or as carrying on business in Belgium for taxation purposes. Please read “Business—Taxation of the Partnership—Hong Kong Taxation.” Consequently, no Belgian withholding tax should apply to dividend distributions to Non-Belgian Holders. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Belgian taxation authority could challenge, or a court could disagree with, our position.

If we were considered to be a Belgian tax resident managed out of Belgium, dividends to non-Belgian common unitholders would in principle be subject to a domestic withholding tax at a 25% rate (or lower if the double tax treaty foresees in a lower rate). If we were considered a Marshall Islands tax resident, no Belgian withholding tax would be due on the dividends paid.

Hong Kong tax consequences

Under the Inland Revenue Ordinance, any persons that are not regarded as carrying on business in Hong Kong should not be subject to any Hong Kong profits tax in respect of the acquisition, holding, disposition or redemption of the common units. Whether a person is regarded as carrying on business in Hong Kong is a question of fact. We expect to conduct our affairs so that common unitholders should not be subject to Hong Kong profits tax as a result of the ownership, disposition or redemption of common units. As such, investors should seek independent tax advice in this regard prior to investing into the fund.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.